SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On April 16, 2019, Fuling Global Inc. (the “Company”) issued a press release announcing that its Chief Executive Officer, Mr. Xinfu Hu, released an open letter to investors. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits No.	Description
99.1	Press Release dated April 16, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: April 16, 2019	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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